UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number Commission File Number 001-08519

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CINCINNATI BELL INC.

Full Name of Registrant

N/A

Former Name, if Applicable

221 East Fourth Street

Address of Principal Executive Office (Street and Number)

Cincinnati, OH 45202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 7, 2021, Cincinnati Bell Inc. (the “Company”), completed a going-private merger transaction with Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation and directly wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with, and into, the Company, with the Company as (i) the surviving person and (ii) a direct, wholly-owned subsidiary of Parent.

As a result of the merger, the Company’s auditors for fiscal years ended December 31, 2020, 2019 and 2018, respectively, were no longer considered to be independent for purposes of any reports filed with the Commission and the Company and its Audit Committee are in the process of replacing the existing auditors with another accounting firm meeting the Commission’s auditor independence requirements.

The Company has determined that it is unable to file its quarterly report for the period ended September 30, 2021 on Form 10-Q by the prescribed due date because the Company and its Audit Committee will need additional time to designate the new independent auditors and allow the new independent auditors to conduct its review procedures in connection with the financial statements to be included in the Form 10-Q for the quarterly period ended September 30, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Andrew R. Kaiser	(513)	397-4752
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cincinnati Bell Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Andrew R. Kaiser
Name: Andrew R. Kaiser
Title: Chief Financial Officer